                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           __________________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


      VioQuest Pharmaceuticals, Inc. (formerly known as Chiral Quest, Inc.)
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    17003P105
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                                 (CUSIP NUMBER)

                                December 15, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /    Rule 13d-1(b)
                  /X/    Rule 13d-1(c)
                  / /    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                  SCHEDULE 13G

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CUSIP No. 17003P105                                            Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSONS: LESTER E. LIPSCHUTZ
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)     [ ]
                                                         (b)     [ ]
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3.  SEC USE ONLY
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4.  CITIZENSHIP or PLACE OF ORGANIZATION                          United States
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  NUMBER OF SHARES   5. SOLE VOTING POWER                             1,915,534
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY       6. SHARED VOTING POWER
        EACH         -----------------------------------------------------------
     REPORTING       7. SOLE DISPOSITIVE POWER                        1,915,534
    PERSON WITH      -----------------------------------------------------------
                     8. SHARED DISPOSITIVE POWER
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,915,534
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                          [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  10.7%(1)
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12. TYPE OF REPORTING PERSON                                                 IN
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                                  SCHEDULE 13G

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CUSIP No. 17003P105                                            Page 3 of 5 Pages
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Item 1(a).     Name of Issuer:

                      VioQuest Pharmaceuticals, Inc. (formerly known as Chiral Quest, Inc.)

Item 1(b).     Address of Issuer's Principal Executive Offices:

                      7 Deer Park Drive, Suite E
                      Princeton Corporate Plaza
                      Monmouth Junction, NJ 08852

Item 2(a).     Name of Person Filing:

                      Lester E. Lipschutz

Item 2(b).     Address of Principal Business Office or, if None, Residence:

                      Wolf, Block, Schorr and Solis-Cohen, LLP
                      1650 Arch Street- 22nd Floor
                      Philadelphia, PA 19103

Item 2(c).     Citizenship:

                      United States

Item 2(d).     Title of Class of Securities:

                      Common Stock

Item 2(e).     CUSIP Number:

                      17003P105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

               (a)[ ] Broker or dealer registered under Section 15 of the
                      Exchange Act;

               (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c)[ ] Insurance Company as defined in Section 3(a)(19) of the
                      Exchange Act;

               (d)[ ] Investment Company registered under Section 8 of the
                      Investment Company Exchange Act;

               (e)[ ] Investment Adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

                                  SCHEDULE 13G

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CUSIP No. 17003P105                                            Page 4 of 5 Pages
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               (f)[ ] Employee Benefit Plan or Endowment Fund in accordance with
                      Rule 13d-1(b)(1)(ii)(F);

               (g)[ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)[ ] Saving Association as defined in Section 3(b) of
                      The Federal Deposit Insurance Act;

               (i)[ ] Church Plan that is excluded from the definition of an
                      Investment Company under Section 3(c)(14) of the Investment Company Act;

               (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

               (a) Amount beneficially owned: Mr. Lipschutz may be deemed the beneficial owner of 1,915,534 shares. Beneficial ownership consists of voting and dispositive power over (i) 1,277,023 shares owned by the Rosenwald 2000 Family Trusts for which Mr. Lipschutz is the trustee (none of which trusts own individually more than 5% of the issuer's securities); (ii) 212,837 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of
Trust for which Mr. Lipschutz serves as the adviser; (iii) 212,837 shares owned by the Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust for which
Mr. Lipschutz is the trustee; and (iv) 212,837 shares owned by the Linsday A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which
Mr. Lipschutz serves as the adviser. Mr. Lipschutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipschutz is the beneficial owner of these securities.

               (b)    Percent of Class: 10.7%(1)

               (c)    Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote: 1,915,534

                      (ii)  Shared power to vote or to direct the vote: 0

                      (iii) Sole power to dispose or direct the disposition
                            of: 1,915,534

                      (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: Not Applicable.

                                  SCHEDULE 13G

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CUSIP No. 17003P105                                            Page 5 of 5 Pages
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Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               As of December 15, 2004, Mr. Lipschutz serves as (i) trustee of the Rosenwald 2000 Family Trusts; (ii) adviser of the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust; (iii) trustee of the Linsday A. Rosenwald Alaska Irrevocable Indenture of Trust; and (iv) adviser of the Linsday
A. Rosenwald Rhode Island Irrevocable Indenture of Trust. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  December 16, 2004
                                              -------------------------
                                                       (Date)

                                                 Lester E. Lipschutz
                                              -------------------------
                                                     (Signature)


                                                 Lester E. Lipschutz
                                              -------------------------
                                                    (Name/Title)

         (1) Based on 17,827,924 shares reported outstanding at November 12, 2004.